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                             VCS Technologies, Inc.
                               456 Glenbrook Road
                               Stamford, CT 06906

                                                     November 24, 1998

Barbara Jacobs
Deputy Chief, Office of Small Business
United States Securities and Exchange Commission
Washington, D.C. 20549

         Re:      Application to Withdraw Registration Statement
                  File No. 333-64753
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Dear Ms. Jacobs:

         Reference is made to the registration statement on Form SB-2, File No. 333-64753 (the "Registration Statement"), filed with the United States Securities and Exchange Commission (the "Commission") on September 30, 1998 by VCS Technologies, Inc. (the "Company") in connection with the proposed initial public offering (the "Offering") of the Company's securities.

         Due to current market conditions, the Company and its underwriter, Gilford Securities Incorporated, have mutually agreed not to proceed with the Offering. Accordingly, the Company hereby applies to withdraw the Registration Statement and requests the Commission's consent to such withdrawal. The Company hereby affirms that none of the securities proposed to be sold in the Offering have been offered or sold.

                                                     Very truly yours,

                                                     /s/ William E. Wheaton, III
                                                     ---------------------------
                                                     William E. Wheaton, III
                                                     President